PennWest ENERGY

2010 Corporate Sustainability Report

MAKING A POSITIVE IMPACT



Our History

Penn West is one of North America's largest conventional oil and natural gas producers. We operate a significant portfolio of opportunities with what we view as a dominant position in light oil in Canada. Based in Calgary, Alberta, Penn West operates throughout western Canada on a land base encompassing more than six million acres.

In January 2011, Penn West converted from an income trust into an exploration and production (E&P) company, and now operates under the trade name Penn West Exploration (TSX: PWT, NYSE: PWE).

We consider Penn West to be an actively managed company with a large and diversified asset portfolio, experienced and specialized technical teams, and an extensive inventory of internal opportunities. We believe our company is well positioned to create long-term value for shareholders through a high-quality, long-life asset base, a strong balance sheet and an experienced management team.

Penn West's business achievements are due to a commitment to our core values of integrity, fairness and respect for people and the environment.

These values influence our every action, from the decisions we make in the boardroom to the individual choices we all make each day to help build and grow our company. They allow us to reflect on what we've done in the past, and carry those lessons into the future.

As you review this collection of stories about our performance in safety, sustainability, regulatory compliance and more, you will learn about our accomplishments and areas of focus. The success of our company and our relationships with stakeholders is largely dependent upon a continuing commitment to our values.

Industry Acronyms

CAPP – Canadian Association of Petroleum Producers
ERCB – Energy Resources Conservation Board
RCE Program – Responsible Canadian Energy Program
SEC – U.S. Securities and Exchange Commission
SEDAR – System for Electronic Document and Analysis Retrieval
TRIF – Total Recordable Injury Frequency
WCSB – Western Canada Sedimentary Basin

To Our Stakeholders

This past year was one of growth for Penn West, of both resources and production. We believe our land holdings of more than six million acres, strong market capitalization and new horizontal drilling and completion technology provide us with the size, position and tools to dominate key plays in western Canada.

We entered a more aggressive chapter in 2010 and are confident that we are ready for the challenges it will bring in the coming year. In early 2011, we completed the conversion from an energy trust and are moving forward as an exploration and production company under the trade name Penn West Exploration.

Since Penn West's beginnings in 1992, we have endeavored to build our company on a framework of integrity, fairness, respect and values that influence our every action. We are committed to:

- The safety of our employees, our communities and the environment;
- Performing our operations in a way that minimizes the impacts on people and the environment; and
- Developing meaningful, respectful communications to help maintain fair, honest relationships with all of our stakeholders – employees, landowners or occupants, communities, regulators, shareholders and business partners.

This Corporate Sustainability Report highlights Penn West's sustainable business practices and achievements – things that are not found on a balance sheet and are not always fully described in our financially and operationally-focused disclosures. The information in this report illustrates our achievements in the past year and the places where ongoing improvement will continue.

William E. Andrew
Chief Executive Officer

Murray R. Nunns
President and
Chief Operating Officer



Our People

We believe that Penn West has made remarkable strides in the areas of process improvement, team integration, technology adoption and business practices.

Total Number of Employees: 2,060



21	Manitoba
45	British Columbia
216	Saskatchewan
609	Alberta *(outside of Calgary)*
1,169	Calgary, Alberta













Students and New Grad Programs in 2010

88	24	16	7
students	post-secondary institutions represented	new grad hires	universities and colleges visited

Performance Management

One of the cornerstones of our performance management process is goal-setting through connecting corporate, departmental and individual goals. Our leaders help employees see the big picture and how individual actions move the company closer to meeting our larger corporate goals.

At Penn West, we want to ensure employees are clear about what is expected of them and what they receive in return. We encourage our employees to:

- Be accountable and committed to high levels of performance;
- Demonstrate enthusiasm and vigor in their approach to work, and are proactively involved with our stakeholder partnerships; and
- Value corporate social responsibility, environment, health, safety and regulatory stewardship.

As such, we believe our employees are engaged, committed, trustworthy and effective, and we reward them for individual, departmental and corporate performance.

Training and Career Development

Penn West aims to help our employees grow and develop their careers. That's why we encourage our employees to enhance their skill sets by providing opportunities for job-specific and career-building training.

Effective leadership is critical to Penn West's success. In 2010, we introduced our new multi-tiered leadership development program. The six-month Built to Lead program, which is designed to develop leadership competencies, had 43 participants. Our Active Leadership program included 195 participants in 2010. The Active Leadership Program provides leaders with the practical skills and tools they require to effectively coach, empower and lead others.

Penn West began the development of a new employee career progression and training program in 2010. Focusing on our operations staff in field locations, the program identifies the need for leadership, business and technical training, as well as coaching and mentorship.

Corporate Health Program

Penn West recognizes the benefits of a healthy workforce and is committed to providing employees with support to enhance their physical health and mental well-being. Our new Corporate Health program is about taking care of employees, establishing a positive work environment and paying attention to the factors that keep employees healthy and happy at work and at home.

As a testament to our commitment to family and health, Penn West opened a fitness centre and daycare at our Calgary head office in 2010.

Regulatory Compliance

Penn West makes it a priority to ensure all stakeholders have a clear understanding of our approach to business operations and our expectations for regulatory compliance.

In 2010, Penn West achieved 91% compliance in all seven ERCB categories combined – a full 10% above the industry average of 81%.



Compliance Rating


91
81
85
80
83
75
2010
2009
2008
Penn West
Industry Standard

Penn West achieved its 2010 goal and exceeded the industry average.

Penn West's Regulatory group works diligently to build and maintain relationships with external stakeholders. They also provide employees with education and training in order to understand and abide by the regulations.

We have steadily increased our level of compliance in the past several years in all seven inspection categories combined, as defined by Alberta's Energy Resources Conservation Board (ERCB).

In 2010, about 900 ERCB inspections were performed on our operations. This is 55 percent fewer inspections than in 2009, when nearly 2,000 inspections were conducted. Essentially, Penn West's increased compliance rating resulted in fewer inspections.

About six percent of all industry inspections were conducted on Penn West operations in 2010. This is a four percent reduction from 2009, when 10 percent of all industry inspections were conducted on Penn West operations.

Penn West's 2010 goal was to achieve a compliance rating six percent higher than the industry average for the seven combined ERCB inspection categories. In 2010, Penn West achieved 91 percent compliance in all seven ERCB categories combined – a full 10 percent above the industry average of 81 percent. This is the third year in a row Penn West has exceeded the industry average.

We continually strive to improve our employees' regulatory compliance training and acumen. We provide extensive education to both corporate and operations staff around our regulatory requirements. Our employees share their findings across the company in order to enhance everyone's understanding.

Health and Safety

We believe everyone who works for Penn West should share the responsibility for workplace health and safety. Our behaviour on the job reflects our commitment to maintaining a safe working environment.

Safety is an integral part of Penn West's business culture. We are continually aiming to protect people and the environment through our safe operations. At Penn West, we do not, and will not, place production ahead of safety.

In 2010, while continuing to build on Penn West's established health and safety culture, we focused on four goals:

- Improving employee safety performance;
- Improving contractor safety performance;
- Reducing motor vehicle collisions; and
- Consistently applying the Penn West Health and Safety Management System.



By targeting employee and contractor training, and continuing to foster a proactive health and safety culture, Penn West was able to effectively meet these goals.

In 2010, Penn West achieved significant reductions in the Total Recordable Incident Frequency (TRIF) for both employees and contractors. There was a 40 percent reduction in recordable injuries for employees and a 34 percent reduction in recordable injuries for contractors, compared to 2009.

Focusing on front line leadership is a critical component to improving employee and contractor safety performance. Each of our managers and supervisors has the added responsibility of leading by example.

In 2010, 207 Penn West managers and supervisors participated in Safety Leadership training.

Looking ahead to 2011, we're focusing on the following areas to continue to achieve sustainable and repeatable health and safety performance:

- Improving the safety behaviour of employees and contractors;
- Increasing supervisor safety competency;
- Sharing Penn West's safety management expectations with our vendors; and
- Planning effective emergency management response to protect people, the environment and property.

2010 Statistics

1,048	38,181,232	3.97	12.2
Fleet vehicles	work-related kilometres driven	million hours worked by employees	million hours worked by contractors



Environment

Penn West actively fosters a culture of responsible environmental stewardship.

We are committed to identifying, evaluating and minimizing impacts.

Reclamation Activities	2010	2009	2008	2007	2006	2005	2004
Number of wells abandoned	95	185	139	58	58	106	84
Number of sites with active reclamation work underway	974	667	902	520	598	526	500
Number of reclamation certificates (or equivalent) issued	112	72	178	60	101	38	31

Penn West's operations have local, regional and global impacts. We are committed to identifying, evaluating and minimizing our effects on the environment and the communities where we operate, including:

- Resource conservation, which includes reduction in our water use;
- Minimizing production of waste products;
- Timely site abandonment and reclamation;
- Compliance with environmental regulations; and
- Improved environmental data tracking.

Doing the right thing for the environment makes good business sense for Penn West. We endeavour to ensure our actions align with our stakeholders' priorities and address our business needs.

Penn West is a key contributor to the Canadian Association of Petroleum Producers' (CAPP) new Responsible Canadian Energy (RCE) Program. The RCE Program is an important next step in the evolution of stewardship for CAPP and its members. To find out more about the RCE program please visit **www.capp.ca/rce.**



Community Investment

Community investment is a fundamental part of Penn West's corporate culture. We are committed to supporting the well-being and growth of the communities within our areas of operation. Our community investment program establishes and maintains active partnerships with charitable and not-for-profit organizations that reflect our corporate values and make an impact in the communities where we live and work.



FIVE PILLARS OF COMMUNITY INVESTMENT

Penn West's corporate donation and volunteer efforts are focused on five pillars of community investment:

Bricks and Mortar

Supporting the construction and maintenance of community infrastructure in our areas of operation.

Culture

Increasing awareness of the arts and cultural diversity by funding programs and agencies that support local arts initiatives and increase the accessibility of cultural events within our operating areas.

Education

Shaping future leaders by supporting initiatives that educate and train both children and adults, and sponsoring a number of scholarships, bursaries, capital campaigns and other educational programs throughout our operating areas.

Environment

Focusing on the protection, conservation, and restoration of wildlife and habitats, and funding programs that focus on energy conservation and environmental education.

Health and Wellness

Enhancing the physical well-being of employees and supporting health and wellness initiatives that make a positive and lasting impact on our community neighbours.

A new approach to Penn West's corporate donations and volunteer efforts was introduced in late 2010. Going forward, activities will focus on three key areas:

- Community
- Arts & Culture
- Education

For more information on these new areas of focus, visit the Sustainability section of our corporate website.

First Nations Community Initiatives

Penn West recognizes and respects the rights of First Nations people, their history, unique culture, heritage, values and traditional knowledge. We:

- Support programs, events and initiatives that focus on the growth of First Nations communities;
- Increase access to education; and
- Support cultural and economic sustainability.

Our First Nations initiatives also align with our five pillars of community investment.

Volunteer Grant Program

We believe volunteering helps to educate our employees about existing needs within local communities and fosters philanthropy within the communities where our employees live, work and play. Through the Volunteer Grant Program, employees who volunteer within their communities can apply for a $250 volunteer grant from Penn West to donate to their charity of choice.

Match & Magnify Program

To further maximize the impact of employees within their communities, Penn West's Match & Magnify Program matches employee donations to charitable organizations within our areas of operation.

In 2010, the Match & Magnify and Volunteer Grant programs gave to more than 125 different organizations.

We Are Caring **The 334 organizations to which Penn West contributed in 2010 (in alphabetical order):** 2010 Alberta Summer Games, 2010 Baseball Cup, 2890 Royal Canadian Army Cadets – Parents Association, 4-H Foundation of Alberta, Abbeyfield House of Fort St John 2006, Aboriginal Friendship Centre of Calgary, Aboriginal Inter-agency Committee, Aboriginal Youth TREK Wellness Society, Alberta Children's Hospital – Rotary Flames House, Alberta Conservation Association, Alberta Ecotrust Foundation, Alberta Guide Dog Services, Alberta Innovates – Technology Futures, Alberta Pond Hockey Association, Alberta Stock Dog Association, Alberta Trappers Association – Drayton Valley Local 1040, Alder Flats Community Agricultural Society, Ali Lee, Canadian National Field Hockey Team, All Love Cookbook, Arena Fundraising Committee c/o Town of Slave Lake, Arts and Heritage St. Albert, Aurora Elementary School, Baldonnel Elementary School Parent Advisory Council, Battle River Agriculture Society Rodeo, Beehive Support Services, Big Brothers Big Sisters of Calgary, Big Brothers Big Sisters of Lloydminster, Big Valley Rodeo Association, Big West Frank Maddock High School Rodeo, Big West Quarter Horse Show, Boundary Ford Women's Curling Classic, Bow Valley College, Bowden Community Engagement Site, Boys and Girls Club of Slave Lake, Branch No. 35 of the Pensioner's and Senior Citizen's Organization, Brazeau Regional Search and Rescue, Breton Agricultural Society, Breton and Area Family and Community Support Services, Breton Curling Club, Buck Lake Ag Society, Buck Lake Stampede Society, Buck Mountain Central School, Cadotte Lake School, Calgary Arts Academy Adult Choir, Calgary Catholic Immigration Society, Calgary Crime Stoppers Association, Calgary Exhibition and Stampede, Calgary Health Trust , Calgary Inter-Faith Food Bank Society, Calgary Men's Chorus / Calgary Health Trust – Sing For The Cure, Calgary Military Family Resource Centre, Canadian Diabetes Association, Canadian Mental Health Association, Kindersley, Canadian Paraplegic Association (Alberta), Canadian Petroleum Discovery Centre, Canadian Red Cross, Carievale School Playground Project, Carlyle Cardinals, Carlyle Ladies Drive For A Cure, Carmangay 100th Anniversary Committee, Castor Minor Sports Council, Cause for Critters Animal Rescue Society, Centre 48 Arts & Education Centre, CentrePoint for Non-Profit Management, Cerebral Palsy Association in Alberta, Charlie Lake Elementary Parents Advisory Council, Children's Wish Foundation, Chinook Center School Parent Advisory Council, City of Estevan, City of Fort St. John – Celebrate! Fort St. John Committee, City of Spruce Grove, Clarke Park Slow Pitch League, Cloverlodge Stampede Association, Coleville Community Development Committee, Community Futures Sunrise, Community Scholarship Trust Society, Consort and Area Food Bank, Consort Community In Bloom, Corner Grass, Crohn's & Colitis Foundation of Canada – Calgary Chapter, Deloraine Ladies Little Rock Golf, Distress Centre Calgary, Doctors Without Borders Canada/Médecins Sans Frontières Canada, Down Syndrome Research Foundation, Drayton Area Community Food Bank Society, Drayton Valley & District Agricultural Society, Drayton Valley Community Foundation, Drayton Valley Figure Skating Club, Drayton Valley Fire Department, Drayton Valley Golf and Country Club, Drayton Valley Indoor Rodeo Committee, Drayton Valley Lifesavers, Drayton Valley Minor Hockey Association, Drayton Valley National Swim Club, Drayton Valley Thunder – AJHL- Hockey Club, Ducks Unlimited Canada, Dusty Riders Light Horse 4-H Club, Eatonia Spartans Football Team, Eckville Arena Operating Committee, Edmonton Northlands (Capital Ex), Edmonton Space and Science Foundation, Eleanor Pickup Arts Centre, Elizabeth School Community Council, Enchant School, Envision Counselling and Support Centre Inc., Ermineskin Tribal Enterprises, Estevan Family Resource Centre Inc., Estevan Summer Band at Kenosee, Fathers of Confederation – Arts Program, Federation of Alberta Naturalists, First Slave Lake Scouts, Food Bank of Rimbey, Fort Calgary Preservation Society, Fort Nelson First Nation Treaty 8 Centennial Commemoration, Fort St. John and District Palliative Care Society, Fort St. John Community Arts Council, Fort St. John Community Enrichment Centre Foundation, Fort St. John Métis Society, Fox Creek Food Bank Society, Fox Valley, Richmound, Burstall, Leader Apache Midget Blues, Frank Maddock/H.W. Pickup Music Parents Society, Friends of the Swan Hills Public Library, Future Links Junior Golf, Gainsborough & Area Health Centre Trust Committee, Glendon Agricultural Society, Goodlands Variety 4-H Club, Gordondale Community Club, Governor General's Performing Arts Awards Gala Weekend, Grimshaw Centennial Park Society, Gull Lake and Area Recreation Board, Gull Lake School – Penn West Energy Scholarship, Harmon Valley Rodeo, Hazlet Economic Development, High Prairie & District Community Health Foundation, High Prairie and District Food Bank Society, High Prairie Elks Pro Rodeo, High Prairie Minor Baseball, High Prairie Municipal Library, Highbanks Society, Hillside Memorial Park, Hospice Calgary Society, Imagine That, Innisfail & Area Food Bank, Inside Education Society of Alberta, Junior Achievement of Southern Alberta, Junior Golf Foundation of Gull Lake, Juvenile Diabetes Research Foundation (JDRF), Kerrobert & District Agricultural Society, Kerrobert & District Fire Department, Kerrobert Arena Committee, Kerrobert Minor Hockey, Kid Sport, Kids for Kids Wish Foundation, Kids Help Phone, Kindersley & District Health & Wellness Foundation Inc., Kindersley Composite School Auto Club, Kinuso School Athletics, KLD Wellness Foundation Inc., Knee Hill Valley Community Centre, Knox United Church, L.E Productions, Les Productions Chateauneuf , Lesser Slave Watershed Council, Lloydminster PWM Steelers, Lobster for Life, Lobstick Preschool and Play Society, Lodgepole Recreational Society, Luseland Centennial 2010, Luseland School (Living Sky School Division), Luseland Volunteer Fire Department, Macklin & District Swimming Pool, Major Multiple 4-H Club Beef Project, Major School, Make a Wish Foundation of Southern Alberta, Manitoba 4-H Council, Marengo Community Club, Mazankowski Heart Institute, McMan Youth, Family & Community Services Association, Medicine Hat Lacrosse Association, Medicine Hat Oilmen's Association, Medicine Hat Sunrise Rotary Club, Melita Air Cadets, Metis Nation of Alberta – Region 3, Midale Central School – South East Regional Science Fair, Mount Royal University, MS Liberation Treatment, Multiple Sclerosis Society of Canada, Musicians of Medicine Hat (M.O.T.H.) Foundation, North Peace Community Resources Society, North Peace Gymnastics Club, North Peace Performing Arts Festival, North Peace Seniors Housing Society, North West Central School, Northern Haven Support Society/ Northern Haven Emergency Women's Shelter, Northern Lakes College, Northern Lights College, Northern Lites Speed Skating Club (Peace River), Northern Spirit TKD, Odyssey House, Olds College, Optimist Club of Arcoola, Oyen & District Multiplex Society, Oyen & District Food Bank Association, Par One for Hope, Pineridge Golf and RV Resort, Paul First Nation Recreation, Peace Regional Centre of Medical Excellence, Peace River African Descendants Society, Peace River and District Chamber of Commerce, Peace River Bantam "B", Peace River Boston Pizza Midget AA Royals, Peace River Community Events Society, Peace River Community Soup Kitchen, Peace River Curling Club, Peace River Minor Hockey – Pee Wee A, Peace River North Festival Association, Peace River Salvation Army Food Bank, Pembina Crisis Connection Society (PCCS), Pembina Oilmen's Association, Pennies for Patients Program (H.W. Pickup District), Pierson School, Pine Cree Regional Park, Pouce Coupe Municipal Public Library, Prostate Cancer Canada, Providence Children's Centre, Provost and District Family and Community Support Services, Red Deer Food Bank Society, Red Deer Renegades U14 Girls Summer Games Soccer Team, Regina Symphony Orchestra, Rimbey Exhibition Association, Rimbey Jr/Sr High School, Rock Solid Bred Heifer Sale, Rocky & District Victim Services Unit, Rocky Mountain House Health Centre Donation Committee, Ronald McDonald House of Southern Alberta, Ronald McDonald House of Southern Alberta – Cassie Campbell Street Hockey Festival, Ronald McDonald House Central Alberta, Rosary School – School Council, Rotary Club of Drayton Valley, Rotary Club of Peace River Society, Rotary Club of Whitecourt, Royal Canadian Legion Branch #102, Royal Canadian Legion Branch #60, Run for the Hills – Canadian Breast Cancer Society, Rycroft Agricultural Society, S.A.I.T. (Southern Alberta Institute of Technology), Safe Haven Foundation, Salvation Army Community & Family Services Food Bank – Slave Lake , Santas Anonymous – Drayton Valley, Santas Anonymous – Communities of Alder Flats, Buck Lake, Winfield, SaskCan Triple AAA Hockey – Saskatoon, Senior Women's District Curling Peace River, Servants Anonymous Society, Sharing Our Military Heritage – Operations, Sink or Swim Hole-in-One Golf Classic, Skills Canada, Slave Lake Minor Baseball, Slave Lake Minor Hockey (Atom Thunder), Slave Lake Municipal Library, Slave Lake Native Friendship Centre Society, Slave Lake Native Friendship Centre Society, Slave Lake Petroleum Association, Slave Lake Pioneers, Smile Services Inc., Society for the Treatment of Autism, Southern Alberta MedicAir Society, Southshore Children's Association, Spirit of the Peace Powwow Society, St. Albert Rotary Music Festival Association, St. Anthony School, STARS Foundation, Stettler Steel Wheel Stampede, Stoughton Central School , Sucker Creek Women's Emergency Shelter, Sunchild E-Learning Community, Sun West School Division, SW PGR Ranch Rodeo Committee, Swan Hills Baptist Church, Swan Hills Food Bank, Swan Hills Minor Sports, Swan Hills School, Swan Hills Sharks Swim Club, Swan River First Nation, Swift Current Wildlife Federation, T. Rex Discovery Centre, The Community Recreation Board of Plenty, The Gord Bamford Charitable Foundation, The Lord's Food Bank Rocky Mountain House Society, The Rainbow Society of Alberta, The Salvation Army Care and Share Center, The Unlocking Potential Society of Calgary and Area, Three Hills & Area Food Bank, Town of Drayton Valley, Town of Kerrobert – Moms and Tots Program, Town of Slave Lake, Town of Wainwright Parks and Recreation Peace Memorial Multiplex, Trochu & District Fire Department, Unicef Alberta – Chefs Unicef Gala, United Way of Calgary and Area, United Way of Estevan, United Way of Grande Prairie & Region Society, United Way of Lloydminster, United Way of Northern British Columbia, United Way of Slave Lake Society, University of Alberta – Burrowing Owl Project, University of Calgary, University of Lethbridge, University of Manitoba – Department of Geological Sciences, University of Manitoba – EdGEO program, University of Regina, Victim Services Society of Stony Plain, Spruce Grove & District, Village of Consul – South West Quest for Sask. Art & History, Village of Macoun, Wainwright & District Pee Wee Football Association, Wainwright Battle River Food Bank Association, Waskada & Goodlands Turtle-view Drifters, Waskada School, Wellspring Family Resource & Crisis Centre Society, Wembley Fire Department, West Central Crisis & Family Support Centre, West of the 5th Rodeo Society, Westcliffe Composite School, Western Engineering Competition 2011, Western Financial Group's Sweet Dreams Initiative, Whitecourt and District Public Library, Whitecourt Christmas Hamper Fund, Wild Rose Public Schools (Aim for Success), Winfield Pre-Kindergarten, Women of the Dawn Inc., Wood's Homes Foundation, World Professional Chuckwagon Association, Youth Celebration Committee, Youth Singers of Calgary, Youth Traffic Safety Conference Group, YWCA of Calgary.

Stakeholder Engagement

Penn West is committed to making a positive impact in the communities where we live and work.

The information we gather through engaging stakeholders is fundamental to project planning and execution.



Penn West's Community Matters program articulates our commitment to conduct our operations respectfully and responsibly. The program serves as a reminder to our employees and contractors to:

- Communicate openly with area residents;
- Address concerns proactively; and
- Mitigate the impacts that can be associated with oil and gas operations.

Penn West's operations are focused on developing key resource plays. We view ourselves as long-term residents in the communities where we operate and, as such, we have expectations of ourselves, and our community stakeholders have expectations of how we interact with them. The information we gather through engaging stakeholders is fundamental to our project planning and execution.

Stakeholder Engagement Team

In 2010, Penn West formed a multi-discipline Stakeholder Engagement Team to help manage and broaden our relationships with our stakeholders, including local residents, Aboriginal communities, governments, regulators, local businesses and landowners.

The Stakeholder Engagement Team hosted our first Stakeholder Day in Drayton Valley, Alberta in May 2010 to discuss Penn West's development plans and hear issues and questions about development in the area from a wide range of local stakeholders. The interactive session allowed attendees to ask questions, raise concerns and discuss perceptions of Penn West.

This meeting was the first of its type in this area and reflects the open dialogue between Penn West and the community. We anticipate hosting similar meetings in our other operational areas in 2011.

Toll-free Contact Number

Penn West has a toll-free number for local residents and other stakeholders to contact us about any non-emergency questions or concerns they may have with respect to Penn West's operations. This number (1-877-454-8844) is available during business hours. Or email us at stakeholders@pennwest.com

Community Liaison

In Waskada, Manitoba, where Penn West has light oil operations, we worked in partnership with the village to create and fund an ombudsman who works for the municipality to raise local residents' concerns with us. The ombudsman is also a great resource to provide information back to the community about Penn West's operations. This proactive approach to issue identification and resolution exemplifies the values of Penn West's Community Matters program.

Corporate Governance and Business Ethics

Penn West recognizes the value of developing positive relationships with our employees, contractors, vendors, landowners, investors and communities.

Our relationships with stakeholders are based on integrity, trust and our commitment to maintaining high ethical standards in our day-to-day business operations.

Penn West demands high standards of professional and ethical conduct from all of our employees and representatives, including directors, officers, consultants and contractors.

We believe our Code of Business Conduct and Ethics and the associated policies on business and ethics reflect our commitment to a culture of honesty, integrity, respect and accountability. The Code outlines the basic principles and policies with which all company representatives are expected to comply.



We Welcome Your Feedback

We invite you to send your comments about our 2010 Corporate Sustainability Report to **community@pennwest.com**. Penn West operational and financial information is available at **www.pennwest.com**. Official information on risk factors that could affect Penn West operations or financial results are included in reports on file with Canadian and U.S. Securities Regulatory authorities and may be accessed through the SEDAR website at **www.sedar.com** and the SEC website at **www.sec.gov** or at Penn West's website at **www.pennwest.com**.

Corporate Information

Officers

William E. Andrew
Chief Executive Officer

Murray R. Nunns
President and Chief Operating Officer

Todd H. Takeyasu
Executive VP and Chief Financial Officer

David W. Middleton
Executive VP, Managing Director PROP

Hilary Foulkes
Executive VP, Business Development

Mark P. Fitzgerald
Senior VP, Production

Thane A.E. Jensen
Senior VP, Operations Engineering

S. Keith Luft
General Counsel and Senior VP, Stakeholder Relations

Bob Shepherd
Senior VP, Exploration and Development

Directors

John A. Brussa
Chairman, Calgary, Alberta

William E. Andrew
Calgary, Alberta

Murray R. Nunns
Calgary, Alberta

James E. Allard
Calgary, Alberta

Robert G. Brawn
Calgary, Alberta

George H. Brookman
Calgary, Alberta

Daryl Gilbert
Calgary, Alberta

Shirley A. McClellan
Hanna, Alberta

Frank Potter
Toronto, Ontario

R. Gregory Rich
Houston, Texas

Jack Schanck
Calgary, Alberta

James C. Smith
Calgary, Alberta

Design & Production: ONE Design. Printing: Metropolitan Fine Printers

Penn West Exploration
Suite 200, Penn West Plaza
207 – 9th Avenue SW
Calgary, Alberta T2P 1K3
Tel: 403-777-2500
Fax: 403-777-2699
Toll-free: 1-866-693-2707
www.pennwest.com

Toronto Stock Exchange
Trading Symbol: **PWT**
Debentures: PWT.DB.E and PWT.DB.F
New York Stock Exchange
Trading Symbol: **PWE**

PennWest
ENERGY

PennWest
Exploration

On January 1, 2011, Penn West Petroleum Ltd. announced the completion of the previously announced conversion of Penn West Energy Trust to a corporation. Penn West will operate under the trade name Penn West Exploration.